UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA S.p.A. ANNOUNCES EXPIRATION OF CASH TENDER OFFER FOR ANY AND ALL OF CERTAIN USD NOTES ISSUED BY TELECOM ITALIA CAPITAL S.A. BOUGHT BACK PRINCIPAL AMOUNT WORTH 564 MLN USD

Milan, 16 July 2015

Telecom Italia S.p.A. (the Company) announces the expiration of its previously announced cash tender offer for any and all of the $1,000,000,000 6.999 per cent. Guaranteed Senior Notes due 2018 (the 2018 Notes) and $1,000,000,000 7.175 per cent. Guaranteed Senior Notes due 2019, in each case issued by Telecom Italia Capital S.A. (TI Capital) and guaranteed by the Company (the 2019 Notes and, together with the 2018 Notes, the Notes and each a Series) (such invitation, the Tender Offer). The terms and conditions of the Tender Offer are described in the offer to purchase dated July 7, 2015 (the Offer to Purchase), the related Letter of Transmittal and the Notice of Guaranteed Delivery prepared in connection with the Tender Offer.

The Tender Offer expired at 5:00 p.m., New York City time, on Wednesday, July 15, 2015 (the Expiration Time).

According to information provided by Global Bondholder Services Corporation, the Depositary and Information Agent for the Tender Offer, $323,356,000 aggregate principal amount of the 2018 Notes and $240,870,000 aggregate principal amount of the 2019 Notes were validly tendered at or prior to the Expiration Time and not validly withdrawn, which amount includes $66,000 aggregate principal amount of the outstanding 2018 Notes and $820,000 aggregate principal amount of the 2019 Notes that remain subject to the guaranteed delivery procedures described in the Offer to Purchase.

The following table sets forth certain information relating to pricing of the Tender Offer, as announced yesterday, July 15, 2015, as well as results of the Tender Offer.

Notes	Coupon	ISIN/CUSIP Numbers	Outstanding Principal Amount	Principal Amount Tendered*	U.S. Treasury Reference Security	U.S. Treasury Reference Yield	Fixed Spread (basis points)	Purchase Price**
2018 Notes	6.999%	US87927VAU26 /87927VAU2	$1,000,000,000	$323,356,000	UST 1.125% due June 15, 2018	1.027%	170 bps	$1,117.21
2019 Notes	7.175%	US872456AA66 /872456AA6	$1,000,000,000	$240,870,000	UST 1.625% due June 30, 2020	1.679%	160 bps	$1,141.88

*Includes Notes subject to guaranteed delivery procedures.

**Per $1,000 principal amount of Notes accepted for purchase.

The Company expects to accept for purchase all Notes validly tendered and not validly withdrawn at or prior to the Expiration Time, resulting in an aggregate principal amount purchased of $564,226,000. The conditions to the Tender Offer have been satisfied; therefore, the Company expects the payment for the purchased Notes, including Notes delivered in accordance with guaranteed delivery procedures, to be made on July 20, 2015.

In addition, holders whose Notes are purchased in the Tender Offer will be paid accrued and unpaid interest on their purchased Notes from the last interest payment date up to, but not including, the payment date for such purchased Notes.

Further Information

Questions and requests for assistance in connection with the Tender Offer may be directed to:

GLOBAL COORDINATOR AND SOLE STRUCTURING ADVISOR OF THE TENDER OFFER

mailto:Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

+44 20 79868969 (Europe)

+1 800 558 3745 (US toll free)

+1 212 723 6106 (US collect)

Email: liabilitymanagement.europe@citi.com

THE DEALER MANAGERS

Banco Bilbao Vizcaya Argentaria, S.A.

44th Floor, One Canada Square

London E14 5AA

United Kingdom

Attention: Liability Management

Telephone: +44 207 648 7516

+1 212 728 1705

Email: liabilitymanagement@bbva.com

BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom Attention: Liability Management Group Telephone: +44 20 7595 8668 Email: Email: liability.management@bnpparibas.com mailto:Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Telephone: +44 20 79868969 (Europe)

+1 800 558 3745 (US toll free)

+1 212 723 6106 (US collect)

Email: liabilitymanagement.europe@citi.com

Credit Agricole Securities (USA) Inc.

1301 Avenue of the Americas

New York, New York 10019

Attention: Cyril Chatelain

Toll-free: (866) 807-6030

Collect: +44(0) 20 7214 7440

Email: liability.management@ca-cib.com

J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attention: Liability Management Desk Toll Free: (866) 834-4666 Collect: (212) 834-3424	Société Générale 10 Bishops Square London E1 6EG United Kingdom Attention: Liability Management - DCM Telephone: +44 20 7676 7579 E-mail: liability.management@sgcib.com

Questions and requests for assistance in connection with the tender of Notes including requests for a copy of the Offer to Purchase may be directed to:

THE DEPOSITARY AND INFORMATION AGENT Global Bondholder Services Corporation
By Facsimile (Eligible Institutions Only): (212) 430-3775 Attention: Corporate Actions For Information or Confirmation by Telephone: (212) 430-3774	By Mail or Hand: 65 Broadway – Suite 404 New York, New York 10006 Attention: Corporate Actions

Each Holder is solely responsible for making its own independent appraisal of all matters as such Holder deems appropriate (including those relating to the Tender Offer).

None of the Dealer Managers, the Depositary and Information Agent, the Bank of New York Mellon (the Trustee) or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, TI Capital, the Notes or the Tender Offer contained in this announcement or in the Offer to Purchase. None of the Dealer Managers, the Depositary and Information Agent, the Trustee or any of their respective directors, officers, employees, agents or affiliates is acting for any Holder, or will be responsible to any Holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and accordingly none of the Dealer Managers, the Depositary and Information Agent or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company, TI Capital or the Notes which is material in the context of the Tender Offer and which is not otherwise publicly available.

None of the Dealer Managers, the Depositary and Information Agent, the Company, TI Capital, the Trustee or any of their respective directors, officers, employees, agents or affiliates make any representation or recommendation whatsoever regarding the Tender Offer.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement or the Offer to Purchase or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Neither this announcement nor the Offer to Purchase constitutes an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession either this announcement or the Offer to Purchase comes are required by each of the Company, TI Capital, the Trustee, the Dealer Managers and the Depositary and Information Agent to inform themselves about, and to observe, any such restrictions.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager